UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. ________)*

SonomaWest Holdings, Inc.
(Name of Subject Company (Issuer))

 Stapleton Acquisition Company
(Name of Filing Person (Offeror))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications On Behalf of Filing Person)

 Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12.         EXHIBITS.

Exhibit Number	Description

(d)(1)	Form of Contribution and Subscription Agreement, dated September __, 2008

99.1	Letter to the Board of Directors of the Issuer dated September 12, 2008

Exhibit (d)(1)

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

This Contribution and Subscription Agreement (this “Agreement”) is made effective as of September __, 2008, by and between [the undersigned/Stapleton Family Member] (“Subscriber”) and Stapleton Acquisition Company, a Delaware corporation (the “Company”).

RECITALS

A.           Subscriber owns __________ shares of common stock of SonomaWest Holdings, Inc., a Delaware corporation (“SWHI”), which represents ___ % of the outstanding common stock of SWHI (the “Stock”).

B.           Subscriber desires to contribute, assign, transfer and convey [his/her] Stock to the Company as a capital contribution in the Company in exchange for shares of common stock of the Company, in accordance with the terms and conditions set forth in this Agreement.

The parties agree as follows:

AGREEMENT

1.  Contribution and Subscription.  Subject to the terms and conditions set forth in this Agreement, Subscriber desires to make a capital contribution in the Company by contributing, assigning, transferring and conveying [his/her] Stock in exchange for ___ shares of common stock, no par value, of the Company, which represents a ___% ownership interest in the Company (the “SAC Stock”). Such contribution of stock will occur simultaneously with the closing of the contemplated tender offer (the "Tender Offer").

2.  Acceptance; Issuance.  The Company, in consideration of and in reliance on the agreements of the Subscriber and after receipt of the Stock, accepts the contribution of the Subscriber and agrees to issue the SAC Stock to the Subscriber.

3.       Covenant.   Until the earlier of the closing of the Tender Offer or the first anniversary of the date of this Agreement, Subscriber agrees that he will not sell his stock without the prior written consent of the Company.

4.  Further Assurances.  The undersigned agrees to take such other action and shall execute such additional instruments and documents as may be reasonably necessary or advisable to carry out the purposes and intent of this Agreement.

5.  Successors.  The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

6.  Counterparts.  This Agreement may be executed in counterparts, both of which when taken together shall be deemed one original.

7.  Entire Agreement; Modification.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and neither this Agreement nor any of the provisions of this Agreement shall be waived, changed, discharged or terminated except by an instrument in writing signed by the parties.

8.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have executed this Contribution and Subscription Agreement as of the date first written above.

                                                         STAPLETON ACQUISITION COMPANY

                                                         By:  _________________________________
                                                                  Name:
                                                                  Title:

                                                         _____________________________________
                                                         [Name]

Exhibit 99.1

September 12, 2008

Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California

Gentlemen:

I am pleased to inform you that Stapleton Acquisition Company (“SAC”), a newly formed entity owned by me and other members of the Stapleton family (collectively, the “Stapleton Group”), intends to commence a tender offer for all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (the “Company”) not owned by the Stapleton Group at a purchase price of $9.30 per share in cash. This represents a premium of approximately 55% over the closing price on September 11, 2008.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of the Company not owned by the Stapleton Group (i.e., a “majority of the minority”) and ownership by SAC of at least 90% of the outstanding shares of the Company upon consummation of the offer.  We expect that any common stock not acquired in the offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer, and that the short form merger will be effected promptly following the consummation of the offer. In order to finance the transaction, SAC expects to receive fundsing from JPMorgan Chase Bank, N.A.

We believe that SAC’s offer will represent a unique opportunity for the Company’s stockholders to realize the value of their shares at a significant premium to the Company’s current and recent stock price, particularly after taking into account the distribution of the Company’s remaining holdings in Metro PCS.  We believe that the opportunity for the Company’s stockholders to monetize the value of their shares in the offer will be particularly attractive in view of the extremely limited trading market that now exists for the shares.  Our determination of the offer price is based primarily on our view of the Company’s net asset value on a liquidation basis, using the recently conducted appraisals commissioned by Wachovia on the Company’s behalf of the estimated fair market value of the Company’s principal assets, the North and South properties.  For your convenience, we have attached copies of these appraisals.

Please note that neither SAC nor any member of the Stapleton Group is presently interested in selling its shares of the Company nor in approving a sale of the Company’s assets.

We intend to commence our tender offer within 4 - 6 weeks.  We expect that the Company’s board of directors will form a special committee consisting of independent directors to consider our proposal and to make a recommendation to the Company’s stockholders with respect to the offer as required by Rule 14e-2 under the Securities Exchange Act of 1934, as amended.  In addition, we expect that the special committee will, at its discretion, retain its own legal and financial advisors to assist in its review of the offer and the development of its recommendation.  We believe that, by proceeding with a tender offer, the Company’s stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

                      Very truly yours,

                                                                                                                      /s/ Walker R. Stapleton